SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PA[redacted]

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33 01 53 89

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02042632

July 10, 2002

RECD S.E.C.
JUL 1 2 2002
1086

BY HAND DELIVERY

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

European Aeronautic Defence and Space Company EADS N.V. ("EADS")
Information Pursuant to Rule 12g3-2(b)
File No. 82-34662

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Dear Sir or Madam,

On behalf of EADS and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed three press releases, the first dated May 29, 2002, announcing the certification of the A340-600; the second dated June 27, 2002, announcing the order by Iberia of three A340-600; and the third dated July 2, 2002, announcing the confirmation of the outlook for 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami L. Toutounji

cc: Mark Favero
EADS

7/16

PADOCS01/227224.2

A340-600 Achieves Certification

Press Release

- French version
- German version

29 May 2002

Airbus' latest and largest airliner, the long range A340-600, was granted type certification today by the European Joint Aviation Authorities. This marks the culmination of an intensive certification campaign that involved three A340-600 aircraft accumulating 1,600 flight hours in more than 500 flights since April last year. The flight test results show that customer aspirations have been fully met and, in some cases, significantly exceeded.

"This is a major milestone in the completion of our renowned product line and takes our family concept a step further to offer even greater mission versatility within the Airbus fly-by-wire fleet," said Airbus President and Chief Executive Officer Noël Forgeard. "This achievement is a tribute to all those at Airbus, Rolls Royce and our suppliers who worked on the aircraft these last few years and we look forward to inaugurating the decades of in-flight satisfaction it will give our customers and operators." The first aircraft will be delivered to Virgin Atlantic Airways in July.

The first A340-600 made its maiden flight on 23rd April 2001, the second, required for systems and autopilot trials, in June and the third, equipped with a full passenger cabin, joined the programme in September. The flight test campaign began with an exploration of the flight envelope and verification of the aircraft's four Rolls-Royce Trent 500 engines and systems, which, in more than 5,000 hours of operation, have shown excellent reliability. Thereafter followed flights to test and refine flight-control laws, ensuring impeccable aircraft handling and near-identical characteristics with other Airbus aircraft - a key ingredient of Airbus' unique and successful full flight operational commonality. Indeed, the A340-600 was granted the same type rating as the A340-300 in April.

To ensure complete operational and cabin maturity at entry into service, Airbus also performed a two-week Early Long Range flight programme in November with full Airbus passenger loads aboard. These were followed, in April, by the traditional "route-proving" trials, successfully completed with Lufthansa and Virgin Atlantic crews. Flying to 17 major airports in just 14 days, the A340-600 respected a demanding schedule, on time, throughout. The trials also demonstrated the remarkable compatibility of the A340-600 with ground-handling equipment and airport infrastructure.

Throughout the certification programme, the test aircraft exhibited high levels of reliability and demonstrated higher than predicted takeoff and climb performance. The A340-600 will have appreciably lower maintenance costs than competing types and, when compared with its closest competitor carrying a similar payload, the A340-600 consumes typically 18 per cent less fuel per trip. The reduction in fuel burn, the low emission levels of the Trent 500 engines and exceptionally low noise levels will also make the A340-600 a favourite for all those engaged in minimising the environmental impact of air travel.

The A340-600 typically carries 380 passengers in a three-class layout over a distance of up to 7,500 nm/13,900 km. It was launched in December 1997 alongside its ultra-long range sibling, the A340-500, currently undergoing certification trials. Both are members of Airbus' market leading A330/A340 Family, which has won more than 700 firm orders from 60 customers to date and currently has a 54 per cent market share with respect to competing models.

A leading aircraft manufacturer with the most modern and comprehensive product line on the market, Airbus is a global company with design and manufacturing facilities in France, Germany, the UK, and Spain as well as subsidiaries in the U.S., China and Japan. Headquartered in Toulouse, France, Airbus is an EADS joint Company with BAE SYSTEMS.

http://www.airbus.com

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

Iberia orders A340-600 - Airbus' largest Aircraft to Date

Press releases

- French version
- German version

27 June 2002

Iberia has signed a contract with Airbus for the purchase of three of Airbus' latest and largest airliner, the A340-600. The aircraft will join Iberia's current fleet of A340-300s from June 2003, and will be operated on the Spanish flag carrier's major hub to hub routes from Madrid to Mexico and Buenos Aires.

The A340-600s will replace the carrier's three ageing 747-300s currently in service, affording considerable savings due to its lower fuel consumption, better operational efficiency and greater cargo capacity. Iberia's configuration of the new aircraft features a spacious 342-seat layout, offering accommodation for ten passengers in First class, 42 in Business and 249 in Economy. Powered by four Rolls Royce Trent 500 engines, the aircraft will also be equipped with the very latest in passenger entertainment and communication systems.

"The A340-600, which is the A340-300's larger sister, will contribute to furthering our leadership in the highly competitive American market, especially on routes to Latin America where we offer daily links to all main cities", said Xabier de Irala, President of Iberia. "In addition the A340's operational commonality with our single-aisle A320 fleet generates remarkable cost savings."

Indeed, the new A340-600, certificated by the airworthiness authorities in May, is a fully-fledged member of the leading A330/A340 Family. It has the same type rating as the A340-300, enabling pilots to fly either aircraft type with a single licence endorsement. True to Airbus' unique family concept, it also offers an exceptional degree of operational commonality with all other Airbus fly-by-wire aircraft, so pilots can transition from one type to another with only minor additional training time.

"It is a source of great pride to Airbus that Iberia, which insists on the best, has renewed its confidence in our products and selected our latest aircraft, the A340-600", said Noël Forgeard, Airbus President and Chief Executive Officer.

Iberia, an Airbus customer since 1978, and the largest in Southern Europe, has ordered a total of 101 aircraft from Airbus, comprising 21 A340s and 74 A320 Family aircraft. Currently, Iberia operates a fleet of 17 A340s, four A319s, 55 A320s and four A321s.

Airbus' A330/A340 Family offers the best passenger comfort in its class, consistently emerging as the passengers' choice in independent surveys. It remains the market leader, with well over 700 firm orders from 60 customers and a current market share of 55 per cent with respect to competing models.

A leading aircraft manufacturer with the most modern and comprehensive product line on the market, Airbus is a global company with design and manufacturing facilities in France, Germany, the UK, and Spain as well as subsidiaries in the U.S., China and Japan. Headquartered in Toulouse, France, Airbus is an EADS joint Company with BAE SYSTEMS.

http://www.airbus.com

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

Airbus Confirms Delivery Outlook for 2003

2 July 2002

Press releases

- French version
- German version

As stated by Airbus CEO Noël Forgeard on various occasions over the past months, Airbus is now, at the end of the second quarter of the year, in a position to confirm its delivery forecast for 2003. After a very thorough analysis and an extensive evaluation of all contractual commitments, Airbus confirms that, in current market conditions, it expects to deliver 300 aircraft next year, of which some 70 are widebody airliners and 230 are single aisles. This is in the upper range of our former forecast, and will enable Airbus to maintain about the same level of deliveries as in 2002. This confirmation of the 2003 deliveries has been reviewed and approved by the Airbus shareholders.

It is of course premature to make any prognosis regarding deliveries beyond 2003. Thanks to the flexibility of its industrial system. Airbus is continuing to fine-tune its production capability to adjust to future demand, be it through an increase or, should any unexpected event affect the world economy, through a decrease.

With 160 aircraft delivered by the end of June, Airbus is well on track to deliver 300 aircraft by the end of this year, as expected.

Internet: http://www.airbus.com

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain